Pricing Supplement dated June 19, 2008
            to the Product Prospectus Supplement dated June 2, 2008,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

       [RBC LOGO]             $2,727,000
                              Royal Bank of Canada

                              Bullish Buffered Enhanced Return Notes
                              Linked to the S&P 500(R) Index, due July 24, 2009


     Royal Bank of Canada is offering bullish buffered enhanced return notes (the "Notes") linked to the performance of the underlying index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation.

Underlying Index:             Standard & Poor's 500(R) Index (the "S&P 500(R)
                              Index")

Currency:                     U.S. Dollars.

Minimum Investment:           $1,000, and $1,000 increments in excess thereof.

Term:                         13 months.

Initial Valuation Date:       June 19, 2008

Issuance Date:                June 24, 2008

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the underlying index and will be
                              calculated using the following formula:

                              If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, the investor will receive the lesser of:

                                  1.   Principal Amount + (Principal Amount x
                                       Percentage Change x Leverage Factor); and
                                  2.   Maximum Redemption Amount

                              If the Final Index Level is below the Initial Index Level by an amount that is less than or equal to the Buffer Percentage, then, at maturity, the investor will receive the Principal Amount.

                              If the Final Index Level is below the Initial Index Level by more than the Buffer Percentage, then, at maturity, the investor will receive less than all of the Principal Amount, in an amount equal to:

                              Principal Amount  +  [Principal Amount x
                              (Percentage Change + Buffer Percentage) x
                              Downside Multiplier)]

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                    Final Index Level - Initial Index Level
                                    ---------------------------------------
                                              Initial Index Level

Final Valuation Date:         July 21, 2009, subject to extension for market and
                              other disruptions.

Maturity Date:                July 24, 2009, subject to extension for market and
                              other disruptions.

Initial Index Level:          1342.83

Final Index Level:            The closing level of index on the final valuation
                              date

Maximum Redemption            119.30% multiplied by the Principal Amount.
Amount

Buffer Percentage:            5%

Leverage Factor:              200% (max gain subject to cap)

Downside Multiplier:          1.05263%

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008GHA3

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Enhanced
                              Return Notes" in the product prospectus supplement with respect to enhanced return notes dated June
                              2, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated June 2, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $2,727,000
Underwriting discounts and commission.................................................     0.10%            $2,727
Proceeds to Royal Bank................................................................     99.90%           $2,724,273

RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, received a commission of $1.00 per $1,000 principal amount note and used a portion of that commission to allow selling concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The price of the notes also included a profit of $12.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. The commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada was $13.50 per $1,000 principal amount note.

The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.



                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated June 2, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated June 2, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908001262/
m53181424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.





                              Hypothetical Returns

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual market levels of the underlying index. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the final index level relative to the initial index level. We cannot predict the performance of the underlying index.

All examples assume that a holder has purchased the Notes with an aggregate Principal Amount of $10,000, a Leverage Factor of 200%, Maximum Redemption Amount of 119.30%, Buffer Percentage of 5%, a Downside Multiplier of 1.05263% and that no extraordinary event has occurred.



Example 1--   Calculation of the payment at maturity where the Percentage Change is 7%.
              Percentage Change:         7%
              Payment at Maturity        $10,000 + [$10,000 x (7% x 200%)] =
                                         $10,000 + $1,400 = $11,400.
              On a $10,000 investment, a 7% Percentage Change results in a payment at maturity of $11,400, a 14% return on the Notes.



Example 2--  Calculation of the payment at maturity where the Percentage Change is 15%.
             Percentage Change:         15%
             Payment at Maturity        $10,000 + [$10,000 x (15% x 200%)] =
                                        $10,000 + $3,000 = $13,000; however,
                                        the Maximum Redemption Amount is
                                        $11,930.
             On a $10,000 investment, a 15% Percentage Change results in a payment at maturity of $11,930, a 19.30% return on the Notes.



Example 3--  Calculation of the payment at maturity where the Percentage Change is less than 0% but not less than the Buffer Percentage of -5%.
             Percentage Change:         -4%
             Payment at Maturity        Since the Percentage Change is less than
                                        0% but not less than the Buffer
                                        Percentage of -5 %, the payment at
                                        maturity will be limited to the
                                        Principal Amount.
             On a $10,000 investment, a -4% Percentage Change results in a payment at maturity of $10,000, a 0% return on the Notes.



Example 4--  Calculation of the payment at maturity where the Percentage Change is less than the Buffer Percentage of -5%.
             Percentage Change:         -15%
             Payment at Maturity        $10,000  +  [$10,000 x (-15% + 5%) x
                                        1.05263%)] = $10,000 - $1,052.63 =
                                        $8,947.37.
             On a $10,000 investment, a -15% Percentage Change results in a payment at maturity of $8,947.37, a -10.53% return on the Notes.

Historical Information

The graph below sets forth the historical performance of the underlying index. In addition, below the graph is a table setting forth the closing level of the underlying index. The information provided in this table is for the four calendar quarters in each of 2005, 2006 and 2007, the first quarter of 2008 and for the period from April 1, 2008 through June 19, 2008.

We obtained the information regarding the historical performance of the underlying index in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date. We cannot give you assurance that the performance of the underlying index will result in any return in addition to your initial investment.

Graph of historical performance of the underlying index



                            S&P 500 (Operating Basis)
                                   ('99 - '07)
                                 [CHART OMITTED]



                                                                                                  Period-End
                                               High Intra-Day          Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the            Level of the             the Reference
      Date                  Date              Reference Asset         Reference Asset               Asset
      ----                  ----              ---------------         ---------------               -----
     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.10                  1468.36

     1/1/2008             3/31/2008               1471.77                 1442.07                  1447.16
     4/1/2008             6/19/2008               1440.24                 1324.35                  1342.83


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

We expect that delivery of the Notes will be made against payment for the Notes on or about June 24, 2008, 2008, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         Supplemental Discussion of U.S. Federal Income Tax Consequences

--------------------------------------------------------------------------------
The following is a general description of certain U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the notes and receiving payments of interest, principal and/or other amounts under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.
--------------------------------------------------------------------------------

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement and product prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat the Notes as a pre-paid cash-settled derivative contract in respect of the Index for United States Federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. If the Notes are so treated, a holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the amount a holder receives at such time and the holder's tax basis in the Notes. In general, a holder's tax basis in the Notes will be equal to the price the holder paid for the Notes. Capital gain recognized by a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The holding period for Notes of a holder who acquires the Notes upon issuance will generally begin on the date after the issue date (i.e., the settlement date) of the Notes. If the Notes are held by the same holder until maturity, that holder's holding period will generally include the maturity date.

As discussed further in the accompanying product prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. In addition, legislation has recently been introduced in Congress that, if enacted, would require holders that acquire the Notes after the bill is enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether this bill or a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Notes.

For a discussion of other possible alternative treatments, please see the discussion under the heading "Supplemental Discussion of U.S. Federal Income Tax Consequences--Alternative Treatments" in the accompanying product prospectus supplement. You should also consult your tax advisor about these potential alterative treatments and your own tax situation.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                   $2,727,000


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                     Bullish Buffered Enhanced Return Notes

                       Linked to the S&P 500(R) Index, due

                                  July 24, 2009